UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)1
StealthGas Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
Y81669 10 6

(CUSIP Number)
July 16, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y81669 10 6	13G	Page	2	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Flawless Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable.
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	5	SOLE VOTING POWER

NUMBER OF		4,000,000 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000,000 shares

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable.

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9% (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

12	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y81669 10 6	13G	Page	3	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harry N. Vafias

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable.
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	5	SOLE VOTING POWER

NUMBER OF		4,200,000 shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,200,000 shares(1)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,200,000 shares(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable.

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.8% (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

12	TYPE OF REPORTING PERSON*

IN
(1)  Includes (a) 4,125,000 shares of Common Stock and (b) 75,000 restricted shares, 25,000 shares of which will vest on October 1, 2009, 25,000 shares of which will vest on October 31, 2009 and 25,000 shares of which will vest on October 31, 2010.

CUSIP No.	Y81669 10 6	13G	Page	4	of	9

Item 1.	(a)	Name of Issuer:

StealthGas Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

331 Kifissias Avenue
Erithrea 14561
Athens, Greece

Item 2.	(a)	Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Flawless Management Inc. and (ii) Harry N. Vafias. Mr. Vafias is the sole stockholder of Flawless Management Inc.

	(b)	Address of Principal Business Office or, if None, Residence:

Flawless Management Inc.	331 Kifissias Avenue
Erithrea 14561
Athens, Greece

Harry N. Vafias	331 Kifissias Avenue
Erithrea 14561
Athens, Greece

(c)	Citizenship:

	Flawless Management Inc.	Republic of the Marshall Islands

	Harry N. Vafias	Greece

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number:

Y81669 10 6
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

CUSIP No.	Y81669 10 6	13G	Page	5	of	9

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

4,200,000 shares(1)(2) beneficially owned by Harry N. Vafias, including the 4,000,000 shares beneficially owned by Flawless Management Inc.

	(b)	Percent of class:

18.8% by Harry N. Vafias (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

17.9% by Flawless Management Inc. (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

4,200,000 shares(1) beneficially owned by Harry N. Vafias, including the 4,000,000 shares beneficially owned by Flawless Management Inc.

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

CUSIP No.	Y81669 10 6	13G	Page	6	of	9

4,200,000 shares(1) beneficially owned by Harry N. Vafias, including the 4,000,000 shares beneficially owned by Flawless Management Inc.

(iv)	Shared power to dispose or to direct the disposition of:

0

(1) Includes (a) 4,125,000 shares of Common Stock and (b) 75,000 restricted shares, 25,000 shares of which will vest on October 1, 2009, 25,000 shares of which will vest on October 31, 2009 and 25,000 shares of which will vest on October 31, 2010.
(2) This Amendment No. 2 to the Schedule 13G is being filed to reflect the transfer by gift of 2,000,000 shares of Common Stock from Flawless Management Inc. to Dimitris Maroulis on July 16, 2009.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.
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CUSIP No.	Y81669 10 6	13G	Page	7	of	9
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 27, 2009

FLAWLESS MANAGEMENT INC.
By:	/s/ Harry N. Vafias
	Name:	Harry N. Vafias
	Title:	Chief Executive Officer

/s/ Harry N. Vafias
Harry N. Vafias

Exhibit 1
JOINT FILING AGREEMENT
     JOINT FILING AGREEMENT, dated as of the 27th day of July, 2009, between Harry N. Vafias and Flawless Management Inc. (collectively, the “Joint Filers”).
     WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:
The Schedule 13G with respect to the Common Stock, par value $.01 per share, of StealthGas Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.
Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.
Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
[The remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

FLAWLESS MANAGEMENT INC.
By:	/s/ Harry N. Vafias
Name: Harry N. Vafias
Title: Chief Executive Officer

/s/ Harry N. Vafias
Harry N. Vafias